Exhibit 99.1

                            Explanation of Responses

(1) This Form 5 is being filed due to the fact that on December 21, 2006, Mr. Meckler resigned from his position as a trustee of the 4 trusts established for the benefit of Mr. Meckler's four children (the "Children's Trusts"), in which capacity he exercised investment control over the Children's Trusts, resulting in a deemed disposition of beneficial ownership by Mr. Meckler for Section 16 purposes of the 1,323,213 shares of Common Stock held of record by the Children's Trusts at that time (the number shares of Common Stock held of record by each of the Children's Trusts at the time of Mr. Meckler's resignation, however, remained unchanged since no actual disposition took place in connection with Mr. Meckler's resignation). The shares of Common Stock held of record by the Children's Trusts were also inadvertently included in the totals reported in the Form 4s filed by Mr. Meckler subsequent to December 21, 2006, and consequently overstated the number of indirectly held shares of Common Stock that Mr. Meckler could be deemed to beneficially own.